Draft June 18, 2008

2008

ANNUAL INFORMATION FORM
 (Fiscal Year Ending March 31, 2008)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Québec
June 18, 2008	Canada H4T 1G6

		TABLE OF CONTENTS
1 .	CORPORATE STRUCTURE OF CAE		2
1.1		Name, Address and Incorporation	2
1.2		Inter-corporate Relationships	3
2 .	GENERAL DEVELOPMENT OF THE BUSINESS		3
2.1	(a)	General	3
2.1	(b)	History	3
2.1	(c)	Industry Overview and Trends	8
3 .	DESCRIPTION OF THE BUSINESS		15
3.1		General	15
3.1	(a)	Summary of Business Segments	16
3.1	(b)	Production and Services	24
3.1	(c)	Specialized Skill and Knowledge	25
3.1	(d)	Competition	26
3.1	(e)	Components	26
3.1	(f)	Intangible Properties	27
3.1	(g)	Cycles	27
3.1	(h)	Environmental Protection	28
3.1	(i)	Employees	28
3.1	(j)	Foreign Operations	29
3.2		Risk Factors	29
4 .	DIVIDENDS		34
5 .	DESCRIPTION OF CAPITAL STRUCTURE		35
6 .	MARKET FOR SECURITIES		35
6.1		Trading Price and Volume	35
7 .	DIRECTORS AND OFFICERS		36
7.1		Name and Occupation	37
7.2		Cease Trade Orders, Bankruptcies, Penalties or Sanctions	41
8 .	TRANSFER AGENTS AND REGISTRARS		42
9 .	AUDIT COMMITTEE		42
9.1		Mandate	42
9.2		Membership	42
9.3		Approval of Services	43
10 .	ADDITIONAL INFORMATION		44
SCHEDULE A - SUBSIDIARIES			45
SCHEDULE B – CAE’S AUDIT COMMITTEE MANDATE			48

INFORMATION INCORPORATED BY REFERENCE

The Company’s Management’s Discussion and Analysis and its consolidated financial statements for the year ended March 31, 2008, and the notes thereto (Consolidated Financial Statements) appear in the Annual Report to Shareholders for the year ended March 31, 2008 (Annual Report). The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). For a discussion of the principal difference between Canadian GAAP and the accounting principles generally accepted in the United States, see note 26 to the Consolidated Financial Statements. The information contained in the Management’s Discussion and Analysis and the consolidated financial statements for the year ended March 31, 2008, and the notes thereto is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Report not specifically incorporated by reference do not form part of this AIF.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2008 refer to the period from April 1, 2007 to March 31, 2008, references to fiscal 2007 refer to the period from April 1, 2006 to March 31, 2007, and references to fiscal 2006 refer to the period from April 1, 2005 to March 31, 2006.

This Annual Information Form contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions which CAE considered reasonable at the time they were prepared and may include information concerning the Company’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ sometimes materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed in the section “Risk Factors” herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law or regulation. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

1.	CORPORATE STRUCTURE OF CAE

1.1	Name, Address and Incorporation

On March 17, 1947 CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.

The Company was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, the articles of the Company were amended to change its authorized share capital to an unlimited number of common shares, and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of the Company may determine.

On June 9, 1995, the Company’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., its wholly-owned subsidiary.

The Company’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.

1.2 Inter-corporate Relationships

The direct and indirect subsidiaries and other ownership interests of the Company are set out in Schedule A hereto.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1(a) General

We design, manufacture, supply and market simulation products and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We also offer a range of commercial off the shelf (COTS) modelling and simulation software through our Presagis group of companies, and we own and operate a global network of training centres for pilots, cabin crew and maintenance technicians.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. Over 6,000 employees work full-time in production and training facilities in 20 countries around the world. Approximately 93% of CAE’s annual revenues come from worldwide exports and international activities.

2.1(b) History

Following incorporation in 1947, CAE’s primary business focused on the repair and overhaul of electronic and electro-mechanical equipment, as well as the design and installation of telecommunication and navigational systems. By the early 1950s, the Company had started to pursue new areas of opportunity in the design, development and manufacture of flight, radar and weapons simulators for Canadian defence requirements. A few years later, CAE began its commercial flight simulation activities.

Today CAE is a world leader in providing integrated training services, products and simulation and modelling technologies to the civil aviation industry and defence forces around the world. We provide a full array of training and services to all segments of aviation, and design, manufacture, supply and market simulation equipment. In our expanding global network of training centres we provide ground and flight training for pilots, aircraft maintenance technicians and cabin crew member who work for major commercial airlines, business aircraft operators, aircraft manufacturers and military organizations.

Our integrated training solutions are built to enhance the safety and efficiency of operations. Using the most advanced flight training technology and innovative training methodologies, these solutions are designed to create a learning environment that is practical and operationally-oriented for pilots, aircraft maintenance technicians and cabin crews of all levels.

In a reorganization of management responsibilities announced in May 2006, sales and marketing of civil and military simulation equipment, and military training and services were brought under the newly named Simulation Products and Military Training & Services Group led by Marc Parent, Group President. The most important priorities of Simulation Products – Civil (SP/C) and Simulation Products – Military (SP/M) are customer satisfaction, financial performance, lowering manufacturing costs, shortening manufacturing cycle times, and developing efficient and innovative technologies that further improve our simulation products and help CAE maintain its simulation leadership in both civil and military markets.

In addition, CAE formed an Innovations Group under the direction of Jeff Roberts, Group President, who is also responsible for the Training and Services - Civil (TS/C) segment. Exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets to invest in, this group is focused on leveraging our core competencies in areas such as aviation services and transportation and more specifically the application of simulation technology and expertise within the healthcare industry.

CAE is investing in software and hardware innovations that are intended to sustain its leading-edge technologies as well as complement its training services for CAE training centres and other customers. Examples of such innovations in recent years are the new CAE 5000 Series full-flight simulators, new generation CAE SimfinityTM suite of flight training devices and desktop trainers, CAE Tropos-6000TM and CAE Medallion™-6000 image generators, CAE TrueTM electric motion system, CAE’s TrueTM Environment for more realistic air traffic control simulation and CAE TrueTM Airport, a new subscription-based service designed to keep customers’ visual databases current with constantly changing airport environments.

TS/C has continued to invest in training and services for pilots, aircraft maintenance technicians and cabin crew members. The consistent growth of our training network, which currently consists of over 120 full-flight simulators located in 24 locations, across 4 continents, proves CAE’s commitment to bringing training closer to the customer. CAE has also leveraged on its core competencies and now provides a wider range of training and services. CAE remains dedicated to serving all segments of aviation on a global scale, and this includes expanding our business training platforms within our four training hubs for business aircraft operators located in

Europe, Middle East and the US and by propelling our pilot and training services into emerging markets.

CAE has continued its investment in pilot training, and its increased access to the US and European military markets, during the past three years. In addition to acquisitions, CAE’s move into civil training and services was further accelerated during that period with the following training centre initiatives by TS/C:

·	CAE and Iberia Lineas Aereas de Espana, SA (Iberia) formed an aviation training joint venture, consolidating the assets of their respective Spanish training centres – CAE’s in Alcala and Iberia’s at the Barajas airport. Iberia trains its approximately 2,000 pilots at the joint venture training centre, which also attracts third party training from the surrounding region. CAE has 80% of the equity of the joint venture company. The current operation comprises 10 FFSs in Barajas.

·	CAE completed its second expansion of its Burgess Hill, UK training centre, bringing the number of bays to twelve, and has announced plans to add another three bays by end of calendar year 2009, bringing the centre to a total of 15 bays. The Burgess Hill facility currently operates nine FFSs.

·	With demand for airline pilots growing worldwide, CAE is witnessing increasing interest in its pilot provisioning program, a turnkey service that includes a complete range of pilot recruiting and training for airlines. CAE’s customer list continues to expand with contracts from, for example, Ryanair, Jazeera Airways, Kingfisher Airlines, Indigo and Wizz Air.

·	This year CAE also expanded its global reach into India. Our first Indian type-rating training operation (TRTO) is scheduled to open in Bangalore in the fall of 2008. CAE has also signed contracts with the government of India to provide pilot training in two national flight academies: CAE became the managing partner of the Indian government’s flight training academy, Indira Gandhi Rashtriya Uran Akademi (IGRUA), located in Rae Bareli, and also signed a joint venture agreement with the Airport Authority of India (AAI) to develop the Rajiv Gandhi National Flying Training Institute (RGNFTI), located in Gondia and scheduled to open in fiscal 2009.

·	CAE officially opened its new North East Training Centre near Morristown Airport, New Jersey, USA in June 2007. The state-of-the-art North East Training Centre is the first to offer training for the Dassault Falcon 7X, and also features training for the Falcon 900EX EASy, Falcon 2000EX EASy, the Gulfstream IV and 450/550, the Sikorsky S76C+/B helicopter and the Hawker 800xpi. CAE is expanding the center from six to fifteen simulator bays to support the installation of more FFSs.

·	In support of continued aviation growth in China, ZFTC (CAE’s joint venture with China Southern Airlines in Zhuhai, China) has expanded its operation with the construction of a new eight bay facility. The expanded facility became operational this year and is offering A320, A330 and Boeing 737 training, and we announced the addition of two more A320

FFSs to be operational in early 2009 bringing the total number of simulators in operation by ZFTC to fifteen.

·	A ten year joint venture agreement was signed with Embraer to provide training for their new light and very light jets, the Phenom 300 and 100, and work continues on implementing the new training company. We are planning to begin Phenom training in 2009.

·	In 2006, CAE launched a Services business to leverage core competencies in training to provide additional services to our broader customer base. These include training center operations, maintenance technician training, and courseware creation and delivery services. Recent examples of the progress of this initiative include service contracts with Jetblue, Etihad and the FAA.

CAE has experienced numerous successes in the military market through its SP/M and TS/M segments in recent years, including:

·	CAE has developed a leadership position on the NH90 helicopter program, which is the largest helicopter program ever launched in Europe with firm orders now totaling over 500 helicopters. In December 2004, Germany’s government signed a private finance initiative (PFI) contract with an industry consortium to provide comprehensive NH90 training services. The industry consortium includes CAE, Thales, Eurocopter, and Rheinmetall Defence Electronics, which each own 25% of Helicopter Flight Training Services (HFTS) GmbH. HFTS will have responsibility for delivering NH90 training services to the German Armed Forces through 2022 as well as two other customers on a contract basis. The first of three NH90 training centres in Germany will open in 2008 at Bueckeburg, with the other two training centres at Fassberg and Holzdorf scheduled to open in 2009.

The design, development, and manufacture of NH90 training media, including the NH90 full-mission simulators (FMS), for the three Germany training centres has been led by a joint venture called Helicopter Training Media International (HTMI). The HTMI joint venture is owned equally by CAE and Thales, who have come together on the NH90 program to deliver world-class synthetic training media for the NH90 helicopter.

CAE is also the prime contractor with overall responsibility for providing two MRH90 full-flight and mission simulators (FFMSs), training facilities, and comprehensive engineering and support services to the Commonwealth of Australia.

·	The United States Navy operates one of the world’s largest helicopter fleets to perform a range of missions, including anti-submarine warfare, anti-surface warfare, and search and rescue. The Navy is acquiring a total of more than 500 of two versions of the MH-60 Seahawk helicopter -- the MH-60S Sierra and the MH-60R Romeo. In recent years, CAE has won several competitive procurements to design and develop a range of training and mission rehearsal systems for both the MH-60S and MH-60R. CAE is developing both operational flight trainers and weapons tactics trainers, and recently won a program to develop MH-60R avionics maintenance trainers.

·	CAE has long been recognized for its leadership position designing and developing training systems for the C-130 Hercules aircraft. In the past year, CAE won another program involving the C-130 when the Company was selected to develop one C-130H

FMS and one KDC-10 tanker FMS for the Royal Netherlands Air Force (RNLAF) to support flight and mission training. Both simulators will be qualified to Level D standards, the highest qualification for flight simulators, by the Netherlands Militaire Luchtvaart Autoriteit (Military Aviation Authority). The simulators will be delivered and made ready for training in 2009, at which time CAE will then provide comprehensive maintenance and support services.

·	CAE was selected by Alenia Aermacchi (AAEM) as the preferred FMS supplier for the M-346 aircraft, AAEM’s new generation advanced lead-in fighter trainer. As part of the overall M-346 ground-based training system, CAE will initially design and manufacture a prototype M-346 flight training device (FTD). The M-346 FTD will feature a high- fidelity replica of the M-346 cockpit with CAE’s Medallion™-6000 image generator driving a dome display that includes liquid crystal on silicon (LCoS) projectors. CAE will also provide a simulation-based development and validation environment so AAEM engineers and test pilots can perform a range of tests as the M-346 completes its development. This relationship with AAEM positions CAE well in the growing market for advanced lead-in fighter trainer aircraft.

·	CAE is developing an A330 Multi-Role Tanker/Transport (MRTT) FFMS, a new training facility, and a CAE SimfinityTM -based mission systems trainer for the Australian Defence Forces. When the A330 FFMS is delivered to Royal Australian Air Force base Amberley in 2009, CAE will then provide five years of support services for the A330 MRTT training systems. The provision of support services will be contracted as part of CAE’s existing Management and Support of Australian Defence Forces (ADF) Aerospace Simulators (MSAAS) contract.

·	The CAE-designed/developed Common Database (CDB) for the United States Special Operations Command (USSOCOM) is now in-service. Following the development of the CDB architecture, CAE was responsible for implementing the CDB on two combat mission simulators for the US Special Operations Forces 160th Special Operations Aviation Regiment – Airborne. The first simulator to use the CDB was a MH-47G

Chinook simulator, which became operational in 2007. The second simulator to use the CDB is an MH-60L Black Hawk simulator, which CAE delivered in early 2008. The CDB is playing a key role in meeting USSOCOM’s requirement for enhanced capabilities to support rapid mission rehearsal timelines using high-fidelity simulation. Other defence forces around the world are also considering how the CDB can support their synthetic training and mission rehearsal requirements.

Through its SP/C segment, CAE continues to lead the market in the sales of full-flight simulators and other flight training devices. The SP/C segment continues to invest in technology to improve its product offering in terms of cost, schedule, performance, and additional features that enhance safety and efficiency. Recent developments included:

·	Developing a breakthrough product, the CAE 5000 Series full-flight simulator, designed specifically to address training requirements for high-volume commercial narrow-body aircraft such as the Boeing 737 and the Airbus A320, as well as the business jet market, including the emerging Very Light Jets (VLJs). In fiscal year 2008, CAE delivered the first 5000 Series FFSs: an A320 to CAE’s own training centre in Burgess Hill, UK and a B737 to Qantas in Australia. The CAE 5000 Series A320 for the Burgess Hill, UK training centre achieved Level D certification in February 2008.

·	Launching CAE True Environment for CAE’s family of full-flight simulators and flight training devices. CAE True Environment offers a dynamic and comprehensive air traffic control (ATC) environment. CAE teamed with Adacel, a leader in ATC simulation, to provide high volume air and ground traffic linked to realistic and context-specific voice communications using sophisticated speech recognition and text-to-speech technology. The automated communication covers exchanges between the student pilots and simulated entities such as other aircraft, airport controllers and airport ground vehicles. Interactive and fully integrated within the flight simulator, CAE True Environment ensures that what pilots say and hear is fully correlated with what they see in the simulator’s visuals. CAE True Environment also helps reduce instructor and evaluator workload by eliminating the need for ATC role-playing.

·	Introducing the CAE True Airport service, which offers airlines and third-party training providers operating CAE visual systems the concurrency of the airport scenes in the visual databases used for flight training. CAE maintains customer-selected visual airport databases current and up-to-date, and then makes these updated databases immediately available for download through a user-friendly web portal. The databases are compatible with CAE Tropos-6000 and CAE Tropos II image generators and are certifiable to Level D qualification standards according to Federal Aviation Administration (FAA) and European Joint Aviation Authority (JAA) requirements. Customers subscribe to the CAE True Airport service on an annual basis, and receive automatic notifications when a new version of airports they have subscribed to are available for download. Using advanced database development tools, CAE updates the airport databases whenever changes to the airport environment require database updates, such as the addition of new runways, air traffic control towers or other prominent buildings.

2.1(c) Industry Overview and Trends

The civil and military markets CAE serves are driven by factors particular to each market. CAE believes the civil market is most affected by the world gross domestic product (GDP), which in turn drives air travel, measured in revenue passenger kilometers (RPK). This RPK generation needs to be satisfied by aircraft deliveries in addition to the existing fleet, and then corrected for attrition. Finally direct factors influence the total offering such as the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements and market demand for commercial and business air travel, which in particular is also influenced by corporate profits. The Company believes the military market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s military products and services are also influenced by the degree to which Military forces globally tend toward the outsourcing of functions to the private sector. As well, CAE’s military business is expected to be impacted by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as an alternative to live training, such as flying an actual aircraft or firing an actual weapon.

Simulation Products/Civil (SP/C)

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today’s most sophisticated civil flight simulators are rated Level D by the FAA or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, customer support, delivery, supplier reputation, price and life cycle costs. In fiscal 2008, 37 FFSs were sold by CAE to third parties and joint ventures in which CAE has investments. Typical list prices for civil flight simulation equipment can range from up to US$1 million for sophisticated procedure trainers, from US$2 to US$5 million for a flight training device (FTD) and from US$8 to US$16 million for an FFS, assuming that OEM-supplied data, parts and equipment are included.

Training & Services/Civil (TS/C)

Training services is the largest and fastest growing market segment within the flight simulation industry. The training services market consists of sales of training equipment and the provision of facilities, tools, aircraft specific pilot and maintenance training programs and courseware. Training is provided to pilots and technicians from commercial and regional airlines, business aircraft operators, and general aviation aircraft and helicopter operators. Today, approximately half of all training capacity around the world is owned and operated by large commercial airlines to provide training for their own pilots. Most of these training facilities are located within North America and Europe. Commercial airlines also rely on independent training providers to supplement their training programs. Smaller operators have traditionally outsourced their training to independent training providers or to the aircraft manufacturers. Some aircraft manufacturers are partnering with third party training providers in order to expand their training infrastructure across the world, while others such as Boeing have developed an in-house training division.

With the exception of fractional operators, the vast majority of business aircraft operators have very small fleets. As a result, these operators receive their entire training from aircraft manufacturers or independent training providers.

Barriers to entry are high as third party training providers have to design and produce full flight simulators in house in order to be competitive and not all of them have the resources to invest.

Due to marginal demand there were minimal training services or even an infrastructure in place outside of the United States for business aviation. However, the business aviation segment is rapidly growing outside of the United States and hence increasing the need for training services related to business aircrafts.

SP/C and TS/C Trends and Developments

CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

Effectiveness and Cost Advantages of Simulation-Based Training

Simulation-based training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made procedure trainers, fixed training devices and FFS effective tools for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the major civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as it is 5 to 10 times less expensive to train in a simulator than in a civil aircraft. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. Simulation training also allows pilots to experience and learn emergency procedures that cannot be practiced safely aboard an actual aircraft. FFS training users are accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions.

Pilot Certification and License Requirements

Piloting an aircraft is a regulated activity requiring both initial and recurring training to achieve defined levels of competence and experience. To keep a license to fly an aircraft weighing over 12,500 pounds, certain regulations require pilots to demonstrate proficiency for that aircraft type at least once a year. Certification and license requirements can be completely satisfied through the use of simulators.

High Demand for Trained Pilots

The Multi-crew Pilot License (MPL) certification process is intended to address the high demand for pilots in the foreseeable future. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern airliner aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is expected to be the greatest need to produce a large supply of qualified pilots in the most efficient and effective manner.

In addition, the International Civil Aviation Organization (ICAO) is developing new flight simulation training device qualification standards. This has been the first comprehensive review of training device regulations in a number of years by industry members, regulatory bodies and airlines to align simulation equipment regulations with actual training tasks and technological advances. This initiative should be a positive development for customers, regulatory agencies, simulation equipment manufacturers and the industry as a whole.

Expansion and Diversification of Aircraft Fleets

The introduction of new aircraft and expansion and diversification of fleets creates incremental pilot training requirements. Simulation training is now considered an essential element in pilot and crew training for the large commercial, regional and business segments of the market. An experienced pilot typically needs between 15 and 40 hours on a simulator to learn the intricacies of a new aircraft. CAE estimates that approximately one simulator is required to support every 15 to 25 wide-bodied commercial aircraft in operation, with that ratio changing to approximately 30 for narrow-bodied commercial aircraft, 30 to 50 for regional jets and turboprops and over 100 for business aircraft.

New aircraft deliveries are a major driver for this market. Original equipment manufacturers (OEMs) and industry sources as well as CAE’s own forecasts project an annual delivery profile increasing to 1,400 commercial aircraft per year over the next five years.

The industry reported a record order level of 3,439 aircraft for the 2007 calendar year, with a current backlog estimated at 7,800 aircraft. The conversion of these orders into deliveries will require 5.7 years based on OEM-announced production levels.

CAE believes that additional demand for business aircraft simulation training will be driven by growth in new business aircraft sales, the increase in fractional ownership, and unscheduled charter flights. OEM and industry sources as well as CAE’s own forecast project an annual delivery profile exceeding 1,200 to 1,400 business jet aircraft per year for at least the next five years. Calendar year 2007 saw the first time delivery of over 1,000 business jet aircraft, in part stimulated by the introduction of the new entry level Very Light Jet (VLJ) models, exemplified by the Eclipse 500 and the Cessna Mustang.

Commercial aviation is expected to sustain high production rates with significant growth in business aviation over the next five years. This will drive a sustained demand for commercial simulation technology and training and a growing demand for business aviation training services.

Crew Member Demographics

According to latest AIR Inc. data, 2007 saw more than 13,000 pilots hired in the US. In 2008, more than 14,000 open pilot positions are expected in the US, and that number could go higher depending on the domestic and international economies and three other main forces – pilot retirement, airline growth and foreign demand for US pilots. The most active airlines in the hiring are the low-cost, nationals and regional airlines. The increase in pilot hiring is due primarily to the following demands on the airlines: peak age-60 retirements were reached in 2007; increased flying schedules; international expansion; the demand for corporate, fractional, and VLJ pilots; and the demand for US pilots overseas. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years, there have been fewer available military pilots. This has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements. Lack of pilots, maintenance technicians and cabin crew members is even more acute in emerging markets, like China and India, where air traffic is growing at much higher rates than in developed countries and where there is even less of a pilot supply infrastructure to meet current and projected demand.

Simulation Products/Military (SP/M)

Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios. Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training and mission rehearsal goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters, tankers and transport/maritime patrol aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their combat skills in a safe, cost-effective and realistic range of environments. The US Air Force estimates that one hour in a simulator costs less than six minutes in an actual aircraft. The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

Simulators for land systems provide similar advantages. Though land systems equipment is generally less complex than that found in aircraft, the systems often operate in conjunction with other equipment in environments involving many soldiers and various weapons systems.

CAE remains committed to introducing new simulation products that enhance its reputation as a technology leader. A strategic priority for CAE is to continue to bring innovative products and simulation-based solutions to market. For example, the CAE-developed Common Database (CDB) for the United States Special Operations Command is now implemented and in-service on an MH-47G Chinook combat mission simulator for the US Army’s 160th Special Operations Aviation Regiment. The CDB will also go into service later in 2008 on a recently delivered MH-60L Black Hawk combat mission simulator for the 160th SOAR(A). The bottom line result is that with the CDB, the creation, modification and correlation of run-time databases can take minutes or hours instead of days, weeks or months. Just as importantly, these changes can be made very rapidly using the latest intelligence and source data available, which makes using simulation for mission rehearsal exercises a real possibility.

Training & Services/Military (TS/M)

Given finite defence budgets and resources, governments and defence forces are increasingly scrutinizing their expenditures. In the area of training, outsourced or privatized training service delivery has demonstrated benefits such as cost-effectiveness and accelerated training delivery.

CAE continues to see a growing willingness from defence forces to use synthetic training to meet more and more of their training requirements, as well as increasing demand to use simulation for mission rehearsal. While synthetic training will never completely replace live combat training, the Company sees more militaries increasing the number of synthetic training hours as a complement to live training. The TS/M group continues to pursue a range of training services opportunities as well as professional service opportunities.

Governments show an ever-increasing interest in the efficiencies and service enhancement potential of outsourcing aspects of their military training and support services to the private sector. The openness of national markets to international entrants is always an issue, particularly in the sensitive field of national security. However, many countries have demonstrated in recent years both a greater willingness to outsource military training and support services and to permit foreign-controlled entities to deliver such services. The multinational approach adopted by some governments to equipment development and procurement has facilitated this evolution in the market for military services.

The industry has responded to this trend by adapting to a greater degree of cooperation in product and service development and provisioning. However, competition remains very vibrant, subject to national security constraints in certain markets.

SP/M and TS/M Trends and Developments

CAE believes the following trends will influence the development of the military simulation and training market serviced by SP/M and TS/M:

Increasing Defence Spending

The fiscal 2008, national defence budget in the US is approximately US$481 billion, which does not include approximately US$190 billion in additional funding requested to support the war efforts in Iraq and Afghanistan. In fiscal 2009, the President has proposed a budget US$541 billion and another US$70 billion in supplemental funding for the first several months of fiscal 2009. The US Department of Defense budget has increased over 60% since 2001. The US government’s defence spending has recently represented close to 50% of the world’s known total defence spending and this is expected to continue through this decade. Apart from spending on defence, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats. CAE expects that some of this spending will address new technologies and training for counter-terrorism activities.

Rapid Evolution of Technology and Warfare

Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by events in Afghanistan and Iraq, where the coalition forces faced asymmetric threats and where extensive use was made of unmanned air vehicles (UAV) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to modelling, simulation, and synthetic training.

Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically-generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from the Geographical Information System, including satellite data, and applied to military mission rehearsal exercises.

The military market growth is in a large part driven by procurement of new aircraft such as tankers, helicopters, transports, maritime patrol and trainer aircraft, as well as outsourcing of training services. These have been and continue to be key markets for CAE. The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms will necessitate new training requirements for military operators. For example, CAE has a significant position and several OEM agreements on key platforms that have a long standing delivery history and continue to be modernized and ordered in significant quantities, such as the C-130 and C-295 transport aircraft, the CH-47, NH-90 and H-60 series of helicopters, the new P-8A maritime patrol aircraft and the A330 tanker.

The advanced lead-in fighter-trainer aircraft market has also developed considerably, and is poised for growth over the next decade as a number of countries around the world make procurement decisions on a trainer aircraft platform. CAE has well established positions on the BAE Systems Hawk 128 and the Aermacchi M-346, two of the leading fighter trainer aircraft. CAE also has a strong position providing visual systems and synthetic environment software for the Eurofighter Aircrew Synthetic Training Aids (ASTA) program.

Evolving Role of Simulation Training

CAE believes that the military will continue to make greater use of simulation as an effective solution for more frequent and sophisticated training and mission rehearsal requirements for several reasons. First, advances in technology have enhanced the realism that can be achieved in simulation training. As a result, militaries are more receptive to utilizing this technology. The achieved realism combined with the rapid development of extensive environment databases offer militaries the ability to train and rehearse in situations and conditions either difficult or impossible to consistently replicate in a physical setting. Second, simulation training also is more cost effective than training personnel on actual equipment, especially in the context of higher energy prices and budget constraints resulting from the existing high operational tempo. Third, simulation training involves less potential for accidents and resulting injury to personnel and damage to equipment. Finally, CAE believes simulation will increasingly be used in areas consistent with the Simulation-Based Acquisition initiatives of the US Department of Defense, which seeks to use simulation to evaluate competing system designs prior to commitment to full scale design and development. The expanded and increased use of modelling and simulation technologies offers CAE additional opportunities through its Professional Services organization.

Increasing Interest of Governments in Privately Financed Long-Term Training Models

The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term private financed initiatives (PFI) because these companies can deliver an integrated training solution more quickly and efficiently and offering better value for money. CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) has been in full-scale operation since 2000 as the UK’s first military training PFI. The government of Germany awarded a consortium comprising CAE, Eurocopter, Rheinmetall Defence Electronics GmbH and Thales a contract to provide NH90 helicopter training services to the German Armed Forces over 14.5 years beginning in 2008. Currently, CAE and Thales are teamed to lead the design and manufacture of the NH90 simulators and related training media that will be used to deliver the training services.

3.	DESCRIPTION OF THE BUSINESS

3.1	General

CAE is a world leading designer and manufacturer of advanced simulation equipment and provider of integrated training solutions for the military and civil aviation markets. With over 60 years of experience, strong technical capabilities, a highly trained workforce and a global reach, CAE has built an excellent reputation and long-standing customer relationships.

CAE has delivered simulation products and provided training services to the military forces of almost 50 countries. The Company is the world’s leading supplier of civil flight simulators in the competed market with more than 70% market share and is the second largest independent provider of civil aviation training services based on the number of simulators in operations.

CAE has a global presence with over 6,000 full-time employees at manufacturing operations and training facilities in 20 countries around the world. The Company’s consolidated revenue from continuing operations in fiscal 2007 and 2008 was $1.251 billion and $1.424 billion, respectively, and is broken down as follows:

Revenue by Product Line (%)			Geographic Distribution of Revenue (%)
	2008	2007		2008	2007
SP/C	30	28	US	33	32
TS/C	27	27	Germany	11	12
SP/M	27	28	Other European countries	10	10
TS/M	16	17	Canada	7	11

	100	100	The Netherlands	7	7
			UK	7	8
			Other Asian countries	6	6
			Australia	6	2
			China	5	5
			United Arab Emirates	4	4
			Other countries	4	3

				100	100

The following sets out, by business segment, the locations of CAE’s primary subsidiaries and divisions:

Location		SP/C	SP/M	TS/C	TS/M

Canada
Montreal, Québec		☑	☑	☑	☑
Toronto, Ontario				☑
Ottawa, Ontario				☑	☑

Europe
Amsterdam, The Netherlands				☑
Brussels, Belgium				☑
Burgess Hill, United Kingdom			☑	☑	☑
RAF base, Oxfordshire, United Kingdom					☑
Evora, Portugal				☑
Madrid, Spain				☑
Stolberg, Germany			☑		☑

United States
Denver, Colorado				☑
Dallas, Texas				☑
Fort Worth, Texas				☑
Richardson, Texas			☑

Tampa, Florida			☑		☑

Other
Bangalore, India		☑	☑	☑
Dubai, United Arab Emirates				☑
Melbourne, Australia					☑
Sydney, Australia			☑		☑
Sao Paolo, Brazil				☑
Santiago, Chile				☑
Zhuhai Guangdong, China				☑

3.1 (a)	Summary of Business Segments
Simulation Products/Civil (SP/C)

The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by AgustaWestland, Bell Helicopter, Eurocopter and Sikorsky. During fiscal 2008, CAE was awarded 37 FFSs orders, effectively winning approximately 70% of the third party competed market for civil FFSs. Since its inception, CAE has taken orders for and delivered more than 780 FFSs and training devices from over 100 commercial airlines, aircraft manufacturers and third-party training centres in 47 countries. With over 50 years of experience in designing and manufacturing FFSs and other flight training devices, CAE has established long-standing relationships with leading commercial airlines throughout the world.

CAE plans to maintain a leadership position in civil simulation systems by anticipating future customer needs through both its own training experience and trusted relationships with equipment customers, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to lower costs and shorten delivery cycles. CAE expects to improve on its lead-time, cost, quality and reputation for performance through operational improvements and research and development programs.

CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE SimfinityTM system, also complement its traditional strength in FFSs and FTDs. In fiscal 2008, CAE sold 25 CAE SimfinityTM training devices, Integrated Procedures Trainers (IPT), Airbus Pilot Transition (APT) trainers and Airbus Competence Training (ACT) for Maintenance Trainer. Combined with a growing network of training centres, this complete suite of simulation-based equipment and training products permits CAE to offer airlines and business jet operators a complete range of training solutions.

CAE also offers a full range of support services, including technical support, spare parts sales, simulator updates and relocations.

The Simulation Products Group consolidates all manufacturing activities and includes engineering, program management, customer services, global procurement, and the marketing and sales of civil simulation products and military simulation equipment and training services. It is focused on substantially reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s own global network of training centres.

Training & Services/Civil (TS/C)

In 2001, CAE entered the civil flight training business by opening pilot training centres in Sao Paulo, Brazil and Toronto, Canada and acquiring Schreiner Aviation Training BV and SimuFlite Training International, Inc. Today, CAE is the world’s second largest independent provider of training services, based on the number of simulators available for third party training. As of March 31, 2008, CAE had an installed base of more than 120 civil FFSs in 24 locations on four continents. Taking into account the interest of joint venture partners and other interests, CAE had in its network an average of 108 Revenue Simulator Equivalent Units (RSEUs) generating revenue for the Company during fiscal 2008.

CAE continues to expand its global network of strategically located training centres. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The third party aviation training centres are used by more than 3,000 airline/corporate customers who tend to use third party training centres as their primary source for simulation training. CAE will continue to execute its pilot and maintenance crew training strategy, focusing on ramping up utilization and increasing yield (through enhanced service offerings) in the training centres owned or operated by CAE.

The major priorities of TS/C are to increase revenue per simulator in the Company’s global network of training centres, and to deliver the most cost-effective and competitive training service in the marketplace. To this end, TS/C in fiscal 2007 completed the consolidation of training centres where duplication existed, and reallocated a number of simulators to maximize yield. With that restructuring complete, TS/C continues to look for ways to optimize its network of RSEUs, including the sale or purchase from time to time of used FFSs. TS/C is continually developing new courseware and related training services to encourage customers to migrate from renting time on a CAE simulator (dry training) to accepting the training and curriculum provided by CAE instructors (wet training).

Simulation Products/Military (SP/M)

CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters, tankers and maritime patrol/transport planes. Its military simulators provide high fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Forward Looking Infra Red (FLIR) and radar sensors.

CAE has delivered simulation products and provided training services to the military forces of more than 50 countries. CAE has provided simulators for a wide range of aircraft and has designed training systems for the greatest variety of helicopters. CAE is also recognized as the world’s leading provider of simulation and training solutions for the C-130 Hercules transport aircraft. The Company has established a leading position in Europe in the supply of army command and staff training systems, by supplying such systems to the military forces of Germany, Austria, Italy, Norway, Finland, Lithuania, and Ireland. The use of the CAE Medallion visual system for the prestigious Eurofighter Aircrew Synthetic Training Aids (ASTA) program solidly establishes CAE’s Medallion visual system as a premier image generator for fast jet simulation applications. The CAE Medallion image generator is also well-established for demanding low-level rotary-wing applications, as evidenced by its use on A/MH-6, MH-47, and MH-60 combat mission simulators for the US Special Operations Forces 160th SOAR(A).

CAE continues to focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defence contractors, will enable it to further penetrate the US military simulation and training market. CAE intends to continue to foster partnerships with key original equipment manufacturers and prime contractors. For example, Aermacchi has selected CAE as its preferred full-mission simulator supplier for the M-346 advanced lead-in fighter trainer aircraft. CAE also established a relationship with Korean Aerospace Industries (KAI) over the past year and is currently developing a generic helicopter handling qualities simulator for KAI to use in their development of a new helicopter. EADS CASA selected CAE as its preferred training systems provider for the C-295 aircraft, and we are currently developing C-295 simulators for the EADS CASA training centre in Spain and the Brazilian Air Force. We are also working with EADS CASA to support other C-295 aircraft programs around the world. CAE continues to expand its relationship with Israel Aircraft Industries (IAI) to develop solutions for UAVs as well as for live and integrated virtual training. The Company also has continuing relationships with AgustaWestland through Rotorsim, and with Lockheed Martin as the training system provider for the C-130J aircraft.

Presagis (comprised of Presagis Canada Inc., Presagis USA Inc. and Presagis Europe (S.A.)) was formed in fiscal 2008 following CAE's acquisition of three companies: Engenuity Technologies, MultiGen-Paradigm and TERREX. By integrating the products created by these companies, Presagis is extending its knowledge base and is bringing innovative and integrated solutions to customers. The OpenFlight, VAPS, and TerraPage standards, as well as the HLA communications standard, are long standing legacies of these companies and will continue to be the foundation for the Presagis product portfolio. With core technology built on industry standards, Presagis is creating the world's first truly unified COTS simulation toolset, offering customers a range of solutions for efficiently developing tailored visualization, simulation, and embedded applications. Presagis helps customers in the aerospace, defence and automotive industries to create, train, simulate, and visualize.

The military simulation equipment market is driven in part by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to improve its lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. With leading-edge technology solutions, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, India, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

In fiscal year 2008, SP/M secured a range of new business with military forces around the world. In addition to those SP/M milestones identified in Section 2.1(b) “History” above, highlights of the past year include winning contracts to:

·	Design and manufacture the prototype operational flight trainer (OFT) for the P-8A Poseidon. The P-8A Poseidon is a new long-range anti-submarine and anti-surface warfare aircraft currently being developed for the US Navy by Boeing. The P-8A, a derivative of Boeing’s next-generation 737-800 aircraft, will be used for maritime and littoral operations. The Navy plans to acquire 108 P-8A aircraft to replace its current fleet of P-3C Orion aircraft. Under the terms of the initial contract with Boeing, CAE will design and manufacture the P-8A OFT hardware to Level D standards, the highest qualification for flight simulators. The P-8A OFT will feature the CAE True™ electric motion system, a new state-of-the-art all-electric motion system providing more accurate and authentic cues for pilot training. CAE will also provide the 737-800 OFT software baseline and simulation-based software lab environment to be used for P-8A development and integration tasks.

·	Design and manufacture S-70B Seahawk and AS332 Super Puma helicopter simulators for the Republic of Singapore Air Force (RSAF). CAE will develop one full-mission simulator (FMS) featuring CAE’s revolutionary roll-on/roll-off cockpit design, which enables multiple cockpits representing various helicopter types to be used in the simulator. When one cockpit is being used in the FMS, the other will connect to a ground docking station to be used as a fixed-base flight training device. CAE will also develop an S-70B mission crew station (MCS) to replicate the back-end of the helicopter for training sensor operators in the Navy. The S-70B FMS and MCS can be linked to provide a comprehensive S-70B mission training system for both flight and tactical skills. The S- 70B/AS332 FMS will be designed to Level D standards, the highest qualification for flight simulators, and be delivered in 2010. The simulator will feature CAE’s next- generation visual solution, including the CAE Medallion-6000 visual system and liquid crystal on silicon (LCoS) projectors on a 220 degree by 60 degree collimated out-the- window display. In addition, the simulator will include a three degree-of-freedom (3- DOF) vibration platform on top of the 6-DOF motion system to provide the aircrews with high fidelity motion and vibration cues.

·	CAE-Macmet was awarded a series of contracts by India’s Ministry of Defence to provide simulation systems to both the Indian Navy and Indian Air Force. CAE-Macmet will provide the Indian Navy with an action speed tactical trainer (ASTT) and provide the Indian Air Force with two Dornier DO-228 flight training devices and one MiG-21M fixed-base simulator. CAE-Macmet was established in 2007 following CAE’s acquisition of Macmet Technologies of India.

Training & Services/Military (TS/M)

Military support services include the provision of contractor logistics support, maintenance services and simulator instruction at over 60 sites worldwide. CAE provides maintenance support for most of the Canadian Forces flight simulators and most of the flight simulators operated by the German Army, Air Force and Navy. CAE also provides turnkey military training services through the Company’s MSHATF in the UK, its C-130 training facility in Tampa, Florida, and the Rotorsim Training Centre in Italy. Rotorsim is owned equally by CAE and AgustaWestland. In the US, CAE provides a range of services across a wide number of bases, including the instruction of Predator UAV operators at Creech Air Force Base (AFB) in Nevada. CAE also supports the training and mission rehearsal systems used by the US Army’s elite 160th Special Operations Aviation Regiment as part of the Special Operations Forces Mission Rehearsal and Training Services (SOFMRTS) program. In Australia, CAE provides a range of training support services, including providing live (airborne) training to Royal Australian Air Force (RAAF) aircrews flying C-130J and C-130H tactical transports. CAE personnel also provide simulator and classroom instruction as well as maintenance and support services at RAAF Base Richmond, home of the RAAF’s Airlift Group. CAE also provides a range of support services to facilities in the UK, the Netherlands and Italy, as well as mission software support for Canada’s CF-18 fighter aircraft.

In fiscal 2008, CAE was selected as the prime contractor with overall responsibility for providing two MRH90 full-flight and mission simulators (FFMSs), training facilities, and comprehensive engineering and support services for the Australian Defence Forces. The MRH90 FFMSs will be delivered in 2012 to new training facilities being constructed at the Australian Army Aviation Training Centre at Oakey as well as the Australian Army’s 5th Aviation Regiment located at Royal Australian Air Force (RAAF) Base Townsville. Following delivery of the MRH90 FFMSs, CAE will provide comprehensive support services for two years under CAE’s existing Management and Support of Australian Defence Forces Aerospace Simulators (MSAAS) contract. As prime contractor and Authorised Engineering Organisation (AEO) for the Commonwealth of Australia, CAE will provide overall project management, systems engineering and integrated logistics support.

Also in fiscal 2008, the Government of Canada notified CAE that its response to the Government’s Statement of Interest and Qualification (SOIQ) for an Operational Training Systems Provider (OTSP) was the only offer deemed compliant. The OTSP is in support of Canada’s C-130J and CH-47 aircraft procurements. During calendar year 2008, Public Works and Government Services Canada (PWGSC) is expected to release to CAE a request for proposal to acquire equipment and aircrew training services for Canada’s future tactical airlift aircraft and helicopter fleets.

The TS/M group experiences steady business revenue from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK and maintenance and service contracts to support almost all of the German Armed Forces flight simulators. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission preparation-type training. For example, the RAF regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer generated forces in mission scenarios. Other ongoing services contracts that provide steady revenue streams for CAE include the instruction, maintenance and support services under subcontract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force.

Military Contract Issues Generally

The majority of CAE’s contract revenue in its SP/M and TS/M segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post-award audit of all aspects of contract performance to insure that the Company has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically,

·	the contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;

·	the government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and

·	the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

Discontinued Operations

Marine Controls

On February 3, 2005, the Company completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. The Company received from L-3 in fiscal 2007 notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA). At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

Forestry Systems

On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company completed a review of the buyers' books and records and, in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. During the third and fourth quarter of fiscal 2008, the Company recognized fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million). For fiscal 2007 and 2006, the Company incurred $0.9 million (net of tax recovery of $0.2 million) and $0.2 million (net of tax recovery of $0.1 million), respectively.

Until recently, this dispute had been referred to arbitration and was in the discovery of evidence phase. A loss in the amount of $8.5 million (net of tax recovery of $1.5 million) has been recorded during fiscal 2008 because the buyer was the subject of a petition for receivership and is understood to be insolvent subsequent to the balance sheet date.

Research and Development

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development (R&D). Each business segment is encouraged to apply R&D across the whole spectrum of its operations, from product development to production processes and techniques.

An additional part of CAE’s R&D development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company’s future. In addition to the basic internal research and development, R&D may also be carried out within customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense.

In November 2005, CAE announced the launch of Project Phoenix, a $630-million, six-year R&D initiative, the goal of which is to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling, training and services. The Government of Canada agreed in fiscal 2006, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of CAE’s R&D program. The Government of Québec agreed in fiscal 2007, through Investissement Québec, to invest up to a further $31.5 million in Project Phoenix. These investments by TPC and Investissement Québec will be repayable through revenue-based royalties starting in fiscal year 2012. In the past few years, the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications.

Total R&D expenditures include basic R&D costs as well as program related development costs. Basic internal R&D expenditures were, for fiscal 2008, largely associated with the ongoing development of the new generation 5000 and 7000 Series full flight simulators, the new modular aircraft and avionics simulation architecture and tightly-integrated framework featuring advances in software standardization and user-effectiveness for new generation business jet aircraft training devices located in CAE’s training centers. In addition, CAE’s STRIVE™ applications and enhancements to scene fidelity as well as system functionality of the 6000 Series visual system, including HD LCoS projection display technology, were further developed. To support the new generation image generation and projector technologies as well as the Common Environment/Common Database (CE/CDB), a new synthetic environment content generation technology and toolset has been developed. This toolset automates many of the steps performed manually in the past. A new run-time technique of content synthesis, called Motif Compositing, was partially completed permitting greater scene content and cueing at lower database production costs. In addition, CAE has made significant progress in a number of new product initiatives started in the previous fiscal year. These include the Advanced Visionics System (AVS), a helicopter navigation system that fuses synthetic environment and sensor data providing visibility in poor/no visibility situations (brown-outs), Airborne Embedded Training System (AETS) that takes synthetic training to the live domain, and a UAV C4I (command, control, communication, computers and intelligence) system that takes the STRIVETM simulation framework to an operational environment.

Basic research and development expenditure in fiscal 2009 will be primarily focused on completing the transition for entry into service of the new aircraft simulator product development for the 5000 and 7000 Series platforms including electric motion systems for new aircraft types, the enhancement of the CE/CDB technology including completion of the new content generation technology run-time content synthesis, as well as on supporting broad deployment to all CAE products, both civil and military, of a next generation visual image generation system to enable full usage of the increased content generation technologies and the productization of the AVS and the UAV command and control system and associated training systems.

3.1 (b) Production and Services

Production

CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; Bangalore, India; and Stolberg, Germany.

The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes six major stages: design, manufacture and assembly, testing, shipping, site installation and final test on site. Military simulators are more complex and unique than civil simulators, and therefore may take more time to design, manufacture and test.

Manufacturing is organized into 10 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables, cabinets, aircraft instruments and avionics), and mechanical (sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly). Each cell has its own planning, methodizing and set of specific products to deliver, which establishes clear accountability for manufacturing performance.

The majority of our manufacturing activities for civil and military simulation systems is conducted at CAE’s facilities in Montreal, with integration and update related work also being conducted at the Tampa, Burgess Hill, Bangalore and Stolberg sites. The Tampa facility conducts the majority of military systems integration and testing activities for simulation equipment destined for US military-related contracts.

Services

CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE provides training and services from more than 30 locations across South America, North America, Europe, the Middle-East, India, China, Russia and South East Asia.

These locations include Type Rating Training Organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots as part of the CAE Global Academy initiative; and several locations from which CAE offers technical support services to aviation training centres.

CAE’s courseware development is conducted in Canada, US and India facilities, and CAE’s flight data solutions, offered through Flightscape, are offered from Canada.

CAE provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company’s technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Military and civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed FFSs while providing valuable insights into customer training needs.

3.1 (c) Specialized Skill and Knowledge

CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors and other flight training experts. As an industry leader, CAE is able to train its staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. CAE has not experienced material difficulty in recruiting appropriate staff to carry out its manufacturing, training and development work.

3.1 (d) Competition

The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company’s customers, partners and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

·	the quality, performance, and flexibility of its products and services;

·	reputation for prompt and responsive contract performance;

·	accumulated technical knowledge, intellectual property and expertise;

·	strong after sales support;

·	flexibility of product/service offerings being susceptible to tailor-made customer solutions;

·	breadth of product line; and

·	price.

CAE’s future success will depend in large part upon its ability to improve existing product lines, develop new products and technologies in the same or related fields, improve delivery intervals and reduce the costs it incurs in producing its products and services.

CAE’s major competitors in the military simulation and training market include Lockheed Martin, L-3 Communications Link Simulation and Training, Boeing, Rockwell Collins, Indra Systems, BAE Systems, Thales, Flight Safety International, SAIC, and Rheinmetall Defence Electronics. Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

CAE’s major competitors in the civil simulation equipment market include Thales, Rockwell Collins, Flight Safety International, and smaller players such as Mechtronix Systems, Opinicus and Sim Industries. Some of these competitors are low cost providers with a limited product portfolio which only addresses a subset of the overall market while others offer a broader product portfolio. The Company’s major competitors in civil pilot training include Flight Safety International, Alteon Training, GCAT and PanAm International Flight Academy.

3.1 (e) Components

CAE deals with a variety of goods and services suppliers across its business segments. Although it is not overly dependent on any single supplier for any key manufacturing components or services, CAE’s products contain sophisticated computer systems that run on software and operating systems supplied to it by third parties. Such computer systems and software may not always be available to CAE to license or purchase.

The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE’s simulator is intended to simulate. The Company cannot guarantee that it will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact the Company’s profit margins.

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.

3.1 (f) Intangible Properties

CAE owns certain patents and has filed applications in respect of additional patents. The Company enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with its employees to protect its proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide its employees in their dealings with CAE’s intellectual property and that of third parties. CAE’s Intellectual Property Committee is mandated to oversee the protection, management and exploitation of the Company’s inventions, trade secrets and other intellectual property.

Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE’s agreements with Technology Partnerships Canada and Investissement Québec restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program’s support until all funding has been repaid or consent has been obtained.

Given CAE’s many decades of success in the field of aviation simulation, the Company believes that the CAE brand and some of its trademarked products have value in the markets it addresses.

3.1 (g) Cycles

The SP/M and TS/M segments sell to government customers such that there is no evident cycle to the intake of orders, but such order levels may vary significantly from quarter to quarter because of the irregular timing of government orders. The SP/C segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry. The TS/C segment’s flight training services do experience an element of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions. TS/C may also be somewhat affected by the longer wave cycles of the commercial airline industry, though not to the same degree as SP/C.

3.1 (h) Environmental Protection

CAE believes its current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on the Company’s capital expenditures, earnings or competitive position.

CAE operations include, and past operations and those of some past operators at some of the Company’s sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to health and safety and environmental laws and regulations in the various countries in which CAE operates or has operated. Examples of claims in respect of former CAE operations include two claims against CAE in respect of the former CAE Electronics facility at the Edmonton International Airport, both of which CAE is contesting.

Separately, the New York State Department of Environmental Conservation (DEC) considers that Trichloroethylene (TCE) is present in ground water at or near CAE-USA's former Link Hillcrest New York facility site and is evaporating and following soil vapors into homes. The DEC initiated the installation of an air pump system in affected homes to remedy the effect of such evaporation. The DEC continues to try to determine which properties, and parties, may have contributed to the alleged contamination. No order has been issued against CAE in this regard.

3.1 (i) Employees

CAE strives to have policies and practices in place that foster employee engagement. CAE's June 2007 survey results revealed a significant improvement of employee engagement results vis-à-vis the 2004 survey. The 2007 results positioned CAE above the normative benchmarks. Moreover, the excellent employee participation rate further demonstrated employees continued desire to contribute to CAE's ongoing success. These efforts were recognized this year with CAE selected as one of Canada's Top 100 Employers for 2008, one of Montreal's Top Employers for 2008, one of the Best Employers for New Canadians for 2008, as well as one of the Financial Post's 10 Best Companies to Work For (2008) as selected by the editors of Canada's Top 100 Employers.

CAE currently employs over 6,000 full-time employees of which approximately 850 are unionized and covered by 10 collective agreements. One labor contract was ratified in fiscal 2008. In early fiscal 2009, CAE will enter into negotiations for the renewal of four collective agreements. The collective agreement for 600 employees in Montreal was renewed early in fiscal 2009 for another five years and will remain in force until June 2013. There are no indications that negotiations on upcoming contract renewals will result in work stoppages. CAE considers employee relations to be satisfactory.

3.1 (j) Foreign Operations

For the fiscal year ended March 31, 2008, sales to customers outside Canada accounted for approximately 93% of CAE’s revenue such that CAE is very dependent upon foreign sales and operations. The Company expects that sales outside Canada will continue to account for most of its revenue for the foreseeable future.

CAE’s physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defence contractors who are important decision makers regarding defence contracts.

As a result, CAE is subject to risks of doing business internationally, including:

·	currency fluctuations;

·	changes to regulatory requirements;

·	changes to domestic and foreign government policies, including requirements to spend a portion of program funds locally and governmental industrial cooperation requirements;

·	the complexity and necessity of using foreign representatives and consultants;

·	imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;

·	the difficulty of managing and operating an enterprise spread over various countries;

·	compliance with a variety of foreign laws; and

·	general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

The impact of these factors is difficult to predict and any one or more of these factors could adversely affect the Company’s operations in the future.

3.2 Risk Factors

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. These are described below.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from six to 18 months for civil aviation applications and from six to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price.

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2008, for example, sales by the SP/M and TS/M segments accounted for 43% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, US, European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry. While a few major airlines continue to face financial difficulties, the surge of new aircraft orders continued in 2008, which is positive. Most of these aircraft are destined for carriers in the Middle East and Asia. Most North American and some European airlines have been experiencing a slight contraction in their capacity.

Fluctuating prices for airplane fuel also have a material effect on the profitability of many airlines. This effect is most visible in the North American market, where some legacy carriers have emerged from Chapter 11 bankruptcy while others have recently filed under Chapter 11. If fuel prices remain high for a sustained period, deliveries of new aircraft could be delayed or cancelled, which would negatively affect the demand for our training equipment and services.

Additionally, recent developments since mid-2007 in the credit market point to constraints on the availability of credit generally. If this situation persists it may affect the ability of airlines and others to purchase new aircraft, which would also negatively affect the demand for our training equipment and services.

We are also exposed to credit risk on accounts receivable from our customers, but have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Competition

We sell our simulation equipment and training services in highly competitive markets, and new entrants are emerging and others are positioning themselves to take advantage of the current positive market. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Alteon Training L.L.C., a Boeing subsidiary, which may have certain pricing and other competitive advantages over CAE due to its status within the Boeing group of companies.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Foreign exchange

Approximately 93% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a larger proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. We have various hedging programs to partially offset this exposure. The Canadian dollar has also made Canada a more expensive manufacturing environment for us. If the Canadian dollar further increases in value, it will negatively affect our financial results and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the US made up approximately 60% of revenue in fiscal 2008. We expect sales outside Canada and the US to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These include foreign exchange risk, as discussed above, and the risk that laws and regulations in host countries will change, which can have an effect on:

·	The cost and complexity of using foreign representatives and consultants;

·	Tariffs, embargoes, controls and other restrictions that may affect the free flow of goods, information and capital;

·	The complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions; and

·	General changes in economic and geopolitical conditions.

Our currency hedging activities may not successfully mitigate foreign exchange risk.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines are long-term agreements that run up to 20 years. While these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Research and development activities

We have carried out some of our research and development initiatives with the financial support of government agencies, including the Government of Canada through Technology Partnerships Canada and the Government of Québec through lnvestissement Québec. If we do not receive this financial support in the future, there is a risk that we may not be able to replace this with other government risk-sharing programs and sustain our level of financial performance and research and development activities.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms (including price), or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient. In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

·	Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

·	Our pilot provisioning; and

·	Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer's equipment, we could face product liability claims based on damages to the customer's equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the US Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact of changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skill, expertise and experience. Our compensation policy is designed to mitigate this risk.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from the supplier. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

4. DIVIDENDS

CAE recently announced an increase of its quarterly dividend from $0.01 to $0.03 per common share, effective from June 2008 onwards, and intends to maintain this level of dividend going forward. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the Directors may deem relevant. The Company’s contracts with Technology Partnerships Canada prohibit the payment of a dividend if such payment would prevent payment to Technology Partnerships Canada of a royalty owed under the contracts.

The Company’s Dividend Reinvestment Plan (DRIP) provides that Canadian resident shareholders can elect to receive Common Share dividends in lieu of cash dividends. During fiscal 2006, 2007 and 2008, CAE issued 42,997, 21,124 and 25,460 common shares, respectively, as share dividends.

5. DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our Directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2008 and May 31, 2008 respectively, 253,969,836 and 254,551,580 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

6. MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol “CAE” and on the New York Stock Exchange under the symbol “CGT”.

6.1	Trading Price and Volume

		CAE Inc.
	TSX Share Price Information - FY 2008

	Month	Max	Min	Total Volume

	April-07	$13.88	$12.86	13,899,187

	May-07	$14.20	$12.52	16,524,523

	June-07	$14.85	$13.41	26,465,279

	July-07	$15.25	$13.72	16,516,751

	August-07	$14.10	$12.03	20,400,983

	September-07	$13.86	$12.88	14,021,311

	October-07	$13.59	$12.35	28,313,621

	November-07	$12.77	$11.03	27,130,769

	December-07	$13.44	$11.50	14,402,080

	January-08	$13.27	$9.92	13,161,253

			CAE Inc.
		TSX Share Price Information - FY 2008

		Month	Max	Min	Total Volume

		February-08	$12.91	$11.13	12,760,533

		March-08	$12.40	$10.94	12,026,555

			CAE Inc.
		NYSE Share Price Information - FY 2008

		Month	Max	Min	Total Volume

		April-07	$11.99	$11.21	875,200

		May-07	$13.20	$11.31	835,222

		June-07	$13.92	$12.64	1,271,401

		July-07	$14.55	$12.88	1,463,700

		August-07	$13.45	$11.27	1,999,100

		September-07	$13.52	$12.49	1,162,000

		October-07	$13.91	$12.61	875,900

		November-07	$13.67	$11.09	1,935,511

		December-07	$13.65	$11.36	1,236,400

		January-08	$13.38	$9.79	2,525,232

		February-08	$12.81	$11.03	1,266,285

		March-08	$12.50	$10.68	1,108,700

7	.	DIRECTORS AND OFFICERS

The Directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of the Company as of the date hereof, the positions and offices held by them in the Company, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below. More information concerning CAE’s Directors may be found in the Proxy Information Circular dated June 18, 2008, in connection with the Company's Annual and Special Meeting of Shareholders on August 13, 2008. In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Human Resources Committee and the Executive Committee.

7.1 Name and Occupation

DIRECTORS

Name and Municipality of
Residence and
Year First Became a Director	Principal Occupation

BRIAN E. BARENTS	Mr. Barents is a Director of several companies as
Andover, Kansas, USA	well as a board member of the Flight Safety
(2005)	Foundation. A former Air National Guard
Brigadier General and still an active pilot, Mr.
Barents was the President, CEO and co-founder of
Galaxy Aerospace Company, LP from 1997-2001
and before that President and CEO of Learjet, Inc.
from 1989-1996. Mr. Barents is a member of the
Human Resources Committee.

ROBERT E. BROWN	Robert E. Brown is President and Chief Executive
Westmount, Québec, Canada	Officer of CAE and a member of the Executive
(2004)	Committee. Mr. Brown is also Chairman of
Aeroplan Holding G.P. Prior to joining CAE, Mr.
Brown was Chairman of the Board of Air Canada
from May 2003 to October 2004, and before this,
Mr. Brown was President and Chief Executive
Officer of Bombardier Inc. from February 1999 to
December 2002. Mr. Brown has served as a
Director of other public companies. Mr. Brown is
a member of the Executive Committee.

JOHN A. (IAN) CRAIG	Mr. Craig is President of Lanzsmirn Investments,
Ottawa, Ontario, Canada	an independent investment company, a Corporate
(2000)	Director and Vice Chairman of the Board of the
University of Ottawa Heart Institute. Mr. Craig is
a member of the Audit Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

H. GARFIELD EMERSON, Q.C.	Mr. Emerson is Principal, Emerson Advisory, an
Toronto, Ontario, Canada	independent business and financial advisory firm,
(1992)	and a Corporate Director. He is the chairman of
First Calgary Petroleums Ltd. and a director of
Canadian Tire Corporation Limited, Sentry Select
Capital Corp., Pelmorex Investments Inc. and
Wittington Investments, Limited. Mr. Emerson is
the past National Chair of Fasken Martineau
DuMoulin LLP (2001-2006). Mr. Emerson was
previously President and Chief Executive Officer
of NM Rothschild & Sons Canada Limited (1990-
2001), investment bankers, non-executive
Chairman of the Board of Rogers Communications
Inc. (1993-2006) and a Senior Partner of Davies,
Ward & Beck. He has also served as a director of
various companies. Mr. Emerson is a member of
the Governance Committee.

ANTHONY S. FELL, O.C.	Mr. Fell is a Corporate Director and was formerly
Toronto, Ontario, Canada	Chairman of RBC Capital Markets Inc., Chairman
(2000)	and Chief Executive Officer of RBC Dominion
Securities and Deputy Chairman of Royal Bank of
Canada. Mr. Fell is also Chairman of Munich
Reinsurance Company of Canada. Mr. Fell is the
Chairman of the Governance Committee and a
member of the Executive Committee.

PAUL GAGNÉ, CA	Mr. Gagné is a Director of various publicly listed
Montreal, Québec, Canada	and private companies. Mr. Gagné is the Chairman
(2005)	of Wajax Income Fund and also chairs the Audit
Committees of Textron Inc., Inmet Mining
Corporation and Fraser Papers Inc. Mr. Gagné is a
member of the Audit Committee.

JAMES F. HANKINSON, CA	Mr. Hankinson is President and Chief Executive
Toronto, Ontario, Canada	Officer of Ontario Power Generation Inc. Mr.
(1995)	Hankinson is Chairman of the Audit Committee
and a member of the Governance Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

E. RANDOLPH (RANDY) JAYNE II	Mr. Jayne is the Managing Partner of Heidrick &
Tysons Corner, Virginia	Struggles International, Inc.'s Global Aerospace,
(2001)	Defense, and Aviation Practice. Mr. Jayne is a
member of the Human Resources Committee.

ROBERT LACROIX, Ph.D., CM, OQ,	Dr. Lacroix holds a Ph.D in Economics, has been a
FRSC	Professor in the Department of Economics at the
Montreal, Québec, Canada	Université de Montréal since 1970, and Professor
(2005)	emeritus since 2006. He has served as Chairman
of that Department and Director of the Centre for
Research and Development in Economics (CRDE)
and was Rector (President) of the Université de
Montréal from 1998-2005. Dr. Lacroix is also
member of the Board of the Trudeau Foundation,
member of the National Statistics Council of
Canada, and member of the Board of the Canada-
USA Fullbright Foundation. His current position
is Professor emeritus, Université de Montréal and
he is also a Director of Pomerleau Inc. Dr. Lacroix
is a member of the Governance Committee.

KATHARINE B. STEVENSON	Ms. Stevenson was formerly Treasurer of Nortel
Toronto, Ontario, Canada	Networks Corporation, and before that Vice
(2007)	President, Corporate Finance of J.P. Morgan
Chase & Co., a global financial services firm, and
is currently a Director of OSI Pharmaceuticals,
Inc. (and Chair of its Audit Committee), and
Chair of the Board of Governors of The Bishop
Strachan School. Ms. Stevenson is a member of
the Audit Committee.

LAWRENCE N. STEVENSON	Mr. Stevenson is Managing Director of Callisto
Toronto, Ontario, Canada	Capital, a Toronto-based Private Equity firm
(1998)	which he joined in 2006. He was previously the
CEO of Pep Boys, an Automotive Retail & Service
Company based in Philadelphia. Mr. Stevenson is
Chairman of the Human Resources Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

LYNTON R. WILSON, O.C.	Mr. Wilson is Chairman of the Board of CAE, and
Oakville, Ontario, Canada	Chairman of the Daimler Canadian Advisory
(1997)	Council. He is Chairman of the Executive
Committee and is a member of the Human
Resources and Governance Committees.

OFFICERS
Name and Municipality of	Office held with CAE and Principal
Residence	Occupation[1]

MARC PARENT	Group President, CAE Simulation Products and
Blainville, Québec, Canada	Military Training & Services; formerly Vice
President and General Manager, Challenger
Programs and Dorval Plants at Bombardier
Aerospace (2004-2005); Vice President and
General Manager at Bombardier Aerospace US
operations (2003-2004); Vice President and
General Manager, at Bombardier Aerospace,
Toronto Site (former deHavilland) (2002- 2003).

JEFFREY G. ROBERTS	Group President, Civil Training and Services and
Hudson, Québec, Canada	Innovation of CAE Inc. since 2002.

ALAIN RAQUEPAS, CA	Vice President, Finance and Chief Financial
St. Lambert, Québec, Canada	Officer; formerly Vice President Finance, Military
Simulation and Training (2001-2005).

HARTLAND J.A. PATERSON	Vice President, Legal, General Counsel and
Westmount, Québec, Canada	Corporate Secretary since 2001.

Name and Municipality of	Office held with CAE and Principal
Residence	Occupation[1]

ANTOINE AUCLAIR, C.A.	Vice President and Corporate Controller (2006 to
St. Lambert, Québec, Canada	present); formerly Vice President Finance and
Controller at Bell Nordiq (2005-2006), Director
Parts Logistics at Bombardier Aerospace (2004-
2005) and Director Industrial Accounting at
Bombardier Aerospace, Montreal Site (former
Canadair) (2002-2004).

JACQUES FERRARO, CPA	Treasurer (2007 to present); formerly Director
Laval, Québec, Canada	Treasury and Assistant Treasurer (2003-2007) at
CAE and Treasurer (2001-2003) at BCE Emergis
Inc.

[1]	Where the date 2003 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The Directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over 2,639,060 common shares which represent 1.04% of the Company's outstanding common shares.

7.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except as set out below.

From May 31, 2004 until on or about June 21, 2005, certain Directors, senior officers and certain current and former employees of Nortel Networks Corporation ("Nortel") and Nortel Networks Limited ("NNL"), including Messrs. Brown and Wilson and Ms. Stevenson, were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission ("OSC"), the Autorité des marchés financiers ("AMF") and certain other provincial securities regulators (collectively the “Regulators”) in connection with the delay in the filing of certain of their financial statements. The Regulators issued a further management cease trade order on April 10, 2006 in connection with the delay in filing certain 2005 financial statements prohibiting certain Directors, senior officers and certain current and former employees, including Messrs. Brown and Wilson and Ms. Stevenson, from trading in securities of Nortel and NNL. Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006 and June 9, 2006, respectively, following which the other Regulators lifted their cease trade orders.

From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements.

Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

Mr. Gagné in November, 2006 resigned as Director of Gemofor Inc., a manufacturer of sawmill equipment. Within a year of his resignation, Gemofor Inc. filed for bankruptcy.

Mr. Craig was a Director of Williams Communications Inc. in Tulsa Oklahoma when it filed for bankruptcy in February 2001. He was also a Director of Bell Canada International Inc. when it filed for court-supervised liquidation under the Companies' Creditors Arrangement Act (Canada) in 2003. Mr. Craig remained as one of two independent Directors to oversee the company from 2003 to 2007 when it was finally liquidated.

Mr. Brown joined the board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003 to help manage the financial crisis in which that company found itself.

8. TRANSFER AGENTS AND REGISTRARS

The Company only has common shares issued. The Company’s transfer agent is Computershare Trust Company of Canada located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

9.	AUDIT COMMITTEE

9.1	Mandate

The mandate of CAE’s Audit Committee is as set out in Schedule B hereto.

9.2 Membership

The members of CAE’s Board of Directors’ Audit Committee are:

Mr. James F. Hankinson (chair)
Mr. John A. (Ian) Craig
Mr. Paul Gagné
Mrs. Katharine B. Stevenson

Each of these members is independent and financially literate.

Mr. Hankinson is a chartered accountant and has an MBA from McMaster University. In addition to his current activities set out in the Directors’ table above, he served as President and Chief Executive Officer of New Brunswick Power Corporation from 1996 to 2002. In 1973, he joined Canadian Pacific Limited, and served as Chief Operating Officer from 1990 to 1995. Mr. Hankinson is also a member of the Audit Committee of the Board of Directors of Maple Leaf Foods Inc.

Mr. Craig has extensive board experience. He is also member of the Audit Committee of ARRIS Group Inc.

Mr. Gagné is a chartered accountant. In addition to his current activities set out in the Directors’ table above, he also chairs the Audit Committees of the Boards of Directors of Textron Inc., Inmet Mining Corporation and Fraser Papers Inc. The CAE Board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE’s Audit Committee.

Ms. Stevenson has extensive financial and accounting experience, including from her services as Treasurer of Nortel Networks Corporation, as Vice-President, Corporate Finance with J.P. Morgan Chase & Co., a global financial services firm based primarily in New York, and as chair of the audit committee of OSI Pharmaceuticals, Inc.

9.3 Approval of Services

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of its independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), the auditor of the Company, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and its affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide the Company.

The following chart shows all fees paid to PwC by the Company and its subsidiaries in the most recent and prior fiscal years for the various categories of services (generic description only).

FEE TYPE	2008	2007

	($ MILLIONS)

1. Audit services	2.8	3.6

2. Audit-related services	0.2	0.4

3. Tax services	0.8	0.8

Total	3.8	4.8

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.

2.	Audit-related fees are comprised of fees relating to work performed in connection with CAE’s divestitures.

3. Tax fees are related to tax compliance support.

10. ADDITIONAL INFORMATION

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated June 18, 2008, in connection with the Company's Annual and Special Meeting of Shareholders on August 13, 2008. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in the Company’s Annual Report to the shareholders for the financial year ended March 31, 2008. A copy of such documents may be obtained from the Vice President, Global Communications or the Secretary of the Company upon request, or available online at www.sedar.com, as well as the Company’s website at www.cae.com.

In addition, the Company will provide to any person or company, upon request to the Vice President, Global Communications or the Secretary of the Company, the documents specified below:

(a)	When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

	(i)	one copy of the annual information form of the Company together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

	(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company for any period after the end of its most recently completed financial year;

	(iii)	one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of Directors; and

	(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

SCHEDULE A - SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of the Company as at March 31, 2008. All companies are wholly owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation

Canada
BGT BioGraphic Technologies Inc	Canada
CAE International Holdings Limited	Canada
CAE Machinery Ltd.	British Columbia
CAE Professional Services (Canada) Inc	Canada
CAE Railway Ltd.	Canada
CAE Services (Canada) Inc	Canada
CAE Simulator Services Inc.	Québec
Flightscape Incorporated	Ontario
Presagis Canada Inc.	Canada

United States
CAE (US) Inc.	Delaware
CAE (US) LLC	Delaware
CAE USA Inc	Delaware
CAE North East Training Inc	Delaware
CAE SimuFlite Inc.	Texas
Civil Aviation Training Solutions Inc	Florida
Embraer CAE Training Services, LLC. (49%)	Delaware
Engenuity Holdings (USA) Inc.	Delaware
Presagis USA Inc.	California
Xtend Inc.	Utah

Europe
Academia Aeronautica De Evora S.A.(56%)	Portugal
B.V. Nationale Luchtvaartschool	Netherlands
CAE Aircrew Training Services plc (78%)	United Kingdom
CAE Aviation Training B.V	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V	Netherlands
CAE Center Brussels N.V	Belgium
CAE Center Maastricht B.V	Netherlands
CAE Elektronik GmbH	Germany
CAE Euroco S.à.r.l.	Portugal
CAE Holdings BV	Netherlands
CAE Holdings Limited	United Kingdom
CAE International Capital Management Hungary LLC	Hungary
CAE Investments S.à r.l	Luxembourg
CAE Services Italia, S.r.l	Italy

Jurisdiction of
Name of Subsidiary	Incorporation

CAE Servicios Globales de Instrucción de Vuelo (España) S.L.	Spain
CAE STS Limited	United Kingdom
CAE Training Aircraft B.V	Netherlands
CAE (UK) plc	United Kingdom
CAE Verwaltungsgesellschaft mbH	Germany
CityLine Canadair Simulator und Training GmbH (15%)	Germany
CVS Leasing Limited (13.39%)	United Kingdom
Helicopter Training Media International GmbH (50%)	Germany
HFTS Helicopter Flight Training Services GmbH (25%)	Germany
Invertron Simulators plc	United Kingdom
Landmark Operations Limited	United Kingdom
Landmark Training Limited	United Kingdom
Presagis Europe (S.A.)	France
Rotorsim (Consortium) (50%)[1]	Italy
SAGO Grünstucks-Verwaltungsgesellschaft mbH (51%)	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)	Germany
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Simubel N.V. (a CAE Aviation Training Company)	Belgium
SIV Ops Training, S.L	Spain
Virtual Prototypes GmbH	Germany
ZFB Zentrum für Flugsimulation Berlin GmbH (17%)	Germany

Other
CAE Australia Pty Ltd	Australia
CAE Aviation Training Chile Limitada[2]	Chile
CAE Aviation Training International Ltd	Mauritius
CAE Dubai LLC (49%)	Dubai
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia
CAE Flight Training (India) Private Limited	India
CAE Labuan Inc.	Malaysia
CAE Professional Services Australia Pty Ltd.	Australia
CAE Simulation Technologies Private Limited	India
CAE South America Flight Training do Brasil Ltda	Brazil
Emirates-CAE Training (L.L.C.) (49%)	Dubai
Flight Training Device (Mauritius) Limited	Mauritius
Hatsoff Helicopter Training Private Limited (50%)	India
International Flight School (Mauritius) Ltd.	Mauritius
Macmet Technologies Private Limited (76%)	India
Zhuhai Free Trade Zone Xiang Yi Aviation Technology Company China
Limited
Zhuhai Xiang Yi Aviation Technology Company Limited (49%)	China

[1] Partnership
[2] Partnership

DISCONTINUED OR INACTIVE
Jurisdiction of
Name of Subsidiary	Incorporation

CAE Beteiligungsgesellschaft mbH	Germany
CAE CT Inc	California
CAE MRAD Pty Ltd	Australia
CAE Screenplates AB	Sweden
CAE Screenplates SA	France
ISDAT Simulation SDN BHD (20%)	Malaysia

SCHEDULE B – CAE’S AUDIT COMMITTEE MANDATE

ROLE AND MEMBERSHIP

The Audit Committee (“the Committee”) shall be a committee to the Board of Directors.

The Committee shall consist of not fewer than four (4) such directors, one of whom shall be the Chairman of the Committee. All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements applicable to such determination. Each member shall annually certify to CAE as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (balance sheet, income statement, cash flow statement) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE's financial statements, or shall become able to do so within a reasonable period of time after joining the audit committee. One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chairman of the Board. If the designated Chairman of the Committee is unable to attend a Committee meeting, the other Committee members present may elect a replacement Chairman for that meeting.

A majority of members of the Committee shall constitute a quorum.

RESPONSIBILITIES

Work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

REVIEW OF AUDITED FINANCIAL STATEMENTS

1.	Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

	·	Review the appropriateness of and any changes to the underlying accounting principles and practices.

	·	Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives.

·	Review financial risks, uncertainties, commitments and contingent liabilities and discuss policies with respect to financial risk assessment and provide oversight of the existence and effectiveness of CAE’s group-wide risk management program.

ENGAGEMENT OF EXTERNAL AUDITORS

2.	Recommend to the Board of Directors the appointment of the external auditor, which shall be accountable to the Board and the audit committee as representatives of the shareholders.

3.	Review and approval of engagement letter. As part of this review the committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee is responsible for the oversight of the work of the company’s auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Committee. The Committee shall pre-approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, including approval processes for any such service that comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as amended from time to time.

4.	Receipt of a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and CAE that may impact the objectivity and independence of the auditor. Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent in accordance with applicable listing requirements, laws, regulations and other rules, or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence. Review and approve CAE's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of CAE.

REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

5.	Review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

6.	Request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses. Request and review an annual report prepared by the external auditors regarding the auditor’s internal quality-control procedures, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues. Meet separately, periodically, with external auditors.

7.	Make specific and direct inquiry of the external auditors relating to:

·	Performance of management involved in the preparation of financial statements.

·	Any restrictions on the scope of audit work.

·	The level of cooperation received in the performance of the audit.

·	The effectiveness of the work of internal audit.

·	Any unresolved material differences of opinion or disputes between management and the external auditors, and be directly responsible for overseeing the resolution of disagreements between management and the external auditors regarding financial reporting.

·	Any transactions or activities which may be illegal or unethical.

·	Independence of the external auditor including the nature and fees of non-audit services performed by external audit firm and its affiliates.

·	Any other matter so desired.

REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

8.	Review the annual internal audit plan including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget. Meet separately, periodically, with internal auditors.

9.	Make specific and direct inquiry of the internal auditors relating to:

	·	Any significant recommendations to improve internal control and corresponding management responses.

	·	The level of independence of internal audit.

	·	Any material disagreement with management.

	·	Any other matter so desired.

REVIEW AND DISCUSSION WITH MANAGEMENT

10.	Review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities as well as discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

11.	Review with management the annual performance of external and internal audit.

REVIEW OF OTHER PUBLIC DOCUMENTS

12.	Ensure the Committee reviews all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release. Review and monitor practices and procedures adopted by the company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Board of Directors. Discuss CAE’s financial information and earnings guidance, if any, provided to analysts and rating agencies.

13.	Review significant changes in the accounting principles to be observed in the preparation of the accounts of the company and its subsidiaries, or in their application, and in financial disclosure presentation.

14.	Prepare such reports of the Committee as may be required by any applicable securities regulatory authority to be included in the company’s information circular or any other disclosure document of the company.

15.	The Committee shall review and approve the procedures set out in the company’s Corporate Communications & Disclosure Policy and will annually verify that adequate procedures exist within the company for the review of its disclosure of financial information derived from its financial statements.

OTHER RESPONSIBILITIES

16.	The Board may refer from time to time such matters relating to the financial affairs of the company as the Board may deem appropriate.

MEETINGS

17.	The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

ENGAGEMENT OF PROFESSIONAL SERVICES

18.	The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The company shall provide for appropriate funding, as determined by the Committee, for such services.

HANDLING OF COMPLAINTS

19.	The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.

ANNUAL REVIEW

20.	The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall also perform an annual evaluation of the performance of the Committee and shall report to the Chairman of the Governance Committee of the CAE

Board of Directors thereon.